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                                                               Exhibit 99(g)(13)


NEWS FROM                                  For Further Information, Contact:
                                           SANDER M. LEVY
                                           Vestar Capital Partners
                                           (212) 351-1610

GLEASON
                                           JOHN J. PERROTTI
                                           Vice President--Finance & Treasurer
                                           (716) 461-8105

                                           Gleason Corporation
                                           1000 University Avenue
                                           P.O. Box 22970
                                           Rochester, New York USA  14692-2970


                              FOR IMMEDIATE RELEASE

             GLEASON CORPORATION AND TORQUE ACQUISITION CO., L.L.C.
      ANNOUNCE REDUCTION OF MINIMUM CONDITION AND EXTENSION OF JOINT TENDER
                            OFFER FOR GLEASON SHARES

         ROCHESTER, NY, FEBRUARY 4, 2000--Torque Acquisition Co., L.L.C. ("Acquisition Company"), a wholly owned subsidiary of Vestar Capital Partners IV, L.P., and Gleason Corporation (NYSE: GLE) (the "Company", and together with Acquisition Company, the "Purchasers") announced today that they have amended their Merger Agreement to reduce the minimum number of shares required to be tendered in their $23 per share joint tender offer for all outstanding shares of Gleason Corporation to 4,862,749 shares. The Purchasers have also extended the offer until 12:00 midnight, New York City time, on February 17, 2000. The offer had previously been scheduled to expire at midnight on February 10, 2000.

         Pursuant to the amended Merger Agreement, Acquisition Company has agreed to purchase the first 4,862,749 shares tendered pursuant to the offer, and the Company has agreed to purchase all shares tendered in excess of 4,862,749 shares. However, if 6,135,061 or more shares are tendered pursuant to the offer, Acquisition Company will purchase the first 2,318,126 shares tendered, and the Company will purchase all shares tendered in excess of 2,318,126 shares. The Purchasers have received a revised bank commitment letter from Bankers Trust Company to provide the debt financing necessary to complete the offer and the merger.

         According to ChaseMellon Shareholder Services, L.L.C., the depositary for the offer, as of midnight on February 3, 2000, 4,897,987 shares had been validly tendered and not withdrawn pursuant to the offer.

         The new minimum number of shares, together with the shares owned by the Gleason Foundation and management, will represent two-thirds of the outstanding shares, thereby assuring a favorable vote on the second-step merger. The reduction in the minimum number of shares required to be tendered was made in order to facilitate the completion of the offer in light of Acquisition Company's willingness to forego


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the benefits of recapitalization accounting treatment, which initially had necessitated a higher minimum condition.

         The amendment to the Merger Agreement was unanimously approved by the Gleason Board following the unanimous recommendation of the independent Special Committee of the Board. The Board, based on the unanimous recommendation of the Special Committee, continues to recommend that the Company's stockholders accept the offer and tender their shares.

         Acquisition Company stated that it does not intend to further extend the offer if the reduced minimum condition is not satisfied.

         The Company and Acquisition Company intend to disseminate to the Company's shareholders a supplement to the Offer to Purchase commencing later today. Stockholders who have previously tendered their shares need not take any further action in order to accept the offer.

         Questions and requests for assistance with respect to the offer may be directed to Georgeson Shareholder Communications Inc., the Information Agent for the offer, at (212) 440-9800 (banks and brokers call collect) or (800) 223-2064 (all other callers).

         The Company's principal business activity is the development, manufacture and sale of gear production machinery and related equipment. The gears produced by the Company's machines are used in drive trains of automobiles, sport utility vehicles, trucks, buses, aircraft and marine, agricultural and construction machinery. The Company has manufacturing operations in Rochester, New York; Rockford, Illinois; Plymouth, England; Munich and Ludwigsburg, Germany; Bangalore, India; and Biel, Switzerland, and has sales and service offices throughout the United States and Europe and in the Asia-Pacific region.

MORE INFORMATION ABOUT GLEASON CORPORATION IS AVAILABLE ON THE WORLD WIDE WEB AT HTTP://WWW.GLEASON.COM


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